

Mail Stop 3561

November 2, 2016

Jeffrey S. Sloan
Chief Executive Officer
Global Payments Inc.
10 Glenlake Parkway, North Tower
Atlanta, Georgia 30328-3473

> **Re:** **Global Payments Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2016**
> **Filed July 28, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 18, 2016**
> **Form 10-Q for Fiscal Quarter Ended August 31, 2016**
> **Filed October 5, 2016**
> **File No. 1-16111**

Dear Mr. Sloan:

We have reviewed your October 12, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2016 letter.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

General

1. We note your responses to comments 4, 5 and 6, and that the increases in salaries, setting of target bonus opportunities and determination of LTI grants were based in part on "assessments" of the named executive officers. Please revise your future disclosures to

enhance your discussion of the assessments made with respect to each named executive officer and the manner in which such assessments corresponded to the compensation decisions regarding each named executive officer. Please show us what your revised disclosure will look like.

For 10-Q for Fiscal Quarter Ended August 31, 2016

Notes to Unaudited Consolidated Financial Statements

Note 5. Other Assets, page 13

2. With reference to the specific accounting guidance on which you relied, please tell us the basis in GAAP for your accounting for Visa's acquisition of your membership interests in Visa Europe. In doing so, please tell us:

    - how the original membership interest in Visa Europe was accounted for and whether the investment had a net book value of zero, and if so, why;
    - all the factors considered in determining the Series B and C preferred shares received in the exchange have a value of zero; and
    - whether you have determined it's probable that a loss has been incurred with respect to potential litigation involving Visa Europe and the amount accrued for such loss.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at (202) 551-6521 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

Cc: David M. Sheffield, Senior Vice President and Chief Accounting Officer